Exhibit 99.1

NOTICE TO ATTEND THE ANNUAL GENERAL MEETING OF ECO WAVE POWER GLOBAL AB (PUBL)

The shareholders of Eco Wave Power Global AB (publ), reg. no. 559202-9499 (the “Company” or “EcoWave”), are hereby given notice to attend the annual general meeting at 10:00 a.m. CEST on Friday June 30, 2023. The meeting will be held at Setterwalls Advokatbyrå’s offices at address Sturegatan 10 in Stockholm. Registration for the meeting commences 30 minutes before the opening of the meeting.

Notice

Shareholders wishing to participate at the meeting must:

(i)	be entered in the shareholders’ register, kept by Euroclear Sweden AB (the Swedish Central Securities Depository & Clearing Organisation), on the record day which is Wednesday June 21, 2023; and

(ii)	notify the Company of their attendance no later than Monday June 26, 2023. Notification can be made in writing to Setterwalls Advokatbyrå AB, Attn: Andreas Wårdh, P.O. Box 1050, SE-101 39 Stockholm, Sweden or by e-mail to andreas.wardh@setterwalls.se.

Notification shall include full name, personal identification number or corporate registration number, address, daytime telephone number and, if appropriate, information about representative, proxy, and assistants. The number of assistants may not be more than two. To facilitate entry to the meeting, notification should, where appropriate, be accompanied by powers of attorney, registration certificates and other documents of authority.

Nominee registered shares

Shareholders who have their shares registered in the name of a nominee must request temporary entry in the transcription of the share register kept by Euroclear Sweden AB (so-called voting rights registration) in order to be entitled to participate and vote for their shares at the meeting. The shareholder must inform the nominee well in advance of Wednesday June 21, 2023, at which time the register entry must have been made. Voting rights registration that has been requested by the shareholder at such time that the registration has been completed by the nominee no later than Monday June 26, 2023, will, however, be taken into account in the preparation of the share register.

Proxy voting

A shareholder represented by proxy shall issue a power of attorney which shall be dated and signed by the shareholder. If issued by a legal entity, the power of attorney shall be accompanied by registration certificate or, if not applicable, equivalent documents of authority. Power of attorney forms for those shareholders wishing to participate by proxy will be available on the Company’s website www.ecowavepower.com. The original version of the power of attorney shall also be presented at the meeting.

Processing of personal data

For information regarding how your personal data is processed in connection with the annual general meeting, please refer to the privacy policy on Euroclear Sweden AB’s website, https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Proposed agenda

1.	Opening of the meeting and election of chairman of the meeting;
2.	Preparation and approval of the voting list;
3.	Election of one or two persons who shall approve the minutes of the meeting;
4.	Approval of the agenda;
5.	Determination of whether the meeting has been duly convened;
6.	Submission of the 2022 annual report and the auditor’s report as well as of the December 31, 2022 financial statements;
7.	Resolution in respect of adoption of the profit and loss statement and the balance sheet;
8.	Resolution in respect of allocation of the Company’s result according to the adopted balance sheet;
9.	Resolution in respect of the members of the board of directors’ and the CEO’s discharge from liability;
10.	Determination of the number of members of the board of directors as well as of the number of auditors;
11.	Determination of the fees payable to the members of the board of directors and the auditors;
12.	Election of members of the board of directors and auditors;
13.	Resolution on an authorization for the board of directors to increase the share capital;
14.	Resolution on changes to the articles of association;
15.	Resolution on an authorization for the board of directors to resolve to purchase and transfer own shares of the Company;
16.	Closing of the meeting.

Proposed resolutions by the board of directors

Item 1. Election of chairman

Marcus Nivinger (lawyer at Setterwalls Advokatbyrå) is proposed as chairman of the meeting, or if he is unable to attend the meeting, any other person proposed by the board of directors.

Item 8. Allocation of the Company’s result

The board of directors proposes that the Company’s result shall be carried forward in new account and that no dividend shall be paid for the financial year 2022.

Item 13. Resolution on an authorization for the board of directors to increase the share capital

The board of directors proposes that the annual general meeting resolves on an authorization for the board of directors to – for the period up to the next annual general meeting, with or without deviation from the shareholders’ preferential rights and at one or more occasions – resolve upon issuance of new shares, warrants and/or convertible debentures. Payment may be made in cash, in kind, through set-off of claims or otherwise be conditional. Deviation from the shareholders’ preferential rights shall be allowed in situations where a directed issue is deemed more appropriate for the Company due to timing, commercial or similar reasons, and in order to enable acquisitions. The board of directors sees a shareholder value in being able to take advantage of attractive acquisition opportunities or otherwise make investments in promising projects and/or to broaden the shareholder base in a time-efficient manner. New issues of shares or issues of warrants or convertibles based on the authorization shall, in deviation from the shareholders’ preferential rights, be made with the shareholders´ best interest in mind and at a market-based subscription price according to the market conditions prevailing at the time of the issue of the shares, warrants and/or convertibles.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the meeting.

Item 14. Resolution on changes to the articles of association

The board of directors proposes that the annual general meeting resolves to introduce a new paragraph 10 in the articles of association that allows the board of directors to collect powers of attorney in accordance with the order provided for in Chapter 7, Section 4 of the Swedish Companies Act and which also enables the board of directors to resolve that shareholders shall be able to exercise their voting rights by postal voting before a general meeting in accordance with what is provided for in Chapter 7, Section 4a of the Swedish Companies Act. The proposed amendment changes the numbering of the articles of association so that the current paragraph 10 becomes paragraph 11 and the current paragraph 11 becomes paragraph 12.

Proposed wording

Collection of proxy forms and postal voting

The board of directors may collect proxies at the company’s expense pursuant to the procedure stated in Chapter 7, section 4, second paragraph of the Swedish Companies Act. The board of directors may also, prior to a general meeting, resolve that shareholders shall have the option to exercise their voting rights by means of postal voting pursuant to the procedure stated in Chapter 7, section 4 a, second paragraph of the Swedish Companies Act.

The chairman of the board of directors, the chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the meeting.

Item 15. Resolution on an authorization for the board of directors to resolve to purchase and transfer own shares of the Company

The board of directors proposes that the annual general meeting resolves on an authorization for the board of directors to resolve on purchases of the company’s own shares in accordance with the following main terms:

1. Share repurchases may be made only on Nasdaq Capital Market or any other regulated market.

2. The authorization may be exercised on one or more occasions before the 2024 annual general meeting.

3. The maximum number of own shares that may be repurchased so that the company’s holding of shares at any given time does not exceed 10 percent of the total number of shares in the company.

4. Repurchases of the company’s own shares on Nasdaq Capital Market may only be made at a price within the range of the highest purchase price and lowest selling price at any given time.

5. Payment for the shares shall be made in cash.

In addition, the board of directors proposes that the annual general meeting resolves to authorize the board of directors to resolve on transfers of own shares, with or without deviation from the shareholders’ preferential rights, in accordance with the following main terms:

1. Transfers may be made on (i) Nasdaq Capital Market or (ii) outside of Nasdaq Capital Market in connection with acquisitions of companies, operations or assets.

2. The authorization may be exercised on one or more occasions before the 2024 annual general meeting.

3. The maximum number of shares that may be transferred corresponds to the number of shares held by the company at the point in time of the board of directors’ decision on the transfer.

4. Transfers of shares on Nasdaq Capital Market may only be made at a price within the range of the highest purchase price and lowest selling price at any given time. For transfers outside of Nasdaq Capital Market, the price shall be set so that the transfer is made at market terms, except for delivery of shares in connection with employee stock option programs.

5. Payment for transferred shares may be made in cash, through in-kind payment, or through set-off against claims with the company.

The purpose of the authorizations is to give the board of directors greater scope to act and the opportunity to adapt and improve the company’s capital structure and thereby create further shareholder value, and take advantage of any attractive acquisition opportunities. The board of directors shall have the right to resolve on other terms for repurchases and transfers of own shares in accordance with its authorization.

The use of the authorization in this item 15 is conditional on necessary permits first being obtained from the Swedish Financial Supervisory Authority in accordance with Chapter 19 of the Swedish Companies Act.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the meeting.

Proposed resolutions by shareholders

Items 10-12. Election of and remuneration to the board of directors and auditors

The board of directors today consists of the following five (5) ordinary members without deputy members: Mats Andersson (chairman), Elias Jacobson, David Leb, Annath Abecassis and Inna Braverman. It is proposed that the board of directors shall consist of five (5) ordinary members without deputy members until the end of the next annual general meeting. Furthermore, it is proposed that one registered accounting firm shall be elected as auditor.

It is proposed that the fees payable to the board of directors for the period until the end of the next annual general meeting shall amount to a total of SEK 900,000 out of which SEK 300,000 shall be paid to the chairman and SEK 200,000 to each of the other ordinary members, except for Inna Braverman who will receive no board fee. It is proposed that the Company’s auditor shall be paid in accordance with approved quotes and invoices.

It is proposed to re-elect Mats Andersson, David Leb, Annath Abecassis and Inna Braverman as ordinary board members until the end of the next annual general meeting. It is further proposed to new-elect Gilles Amar as ordinary board member until the end of the next annual general meeting. Mats Andersson is proposed to be re-elected as chairman of the board of directors. Elias Jacobson has declined re-election.

It is proposed to new-elect the accounting firm PriceWaterhouseCoopers AB, as the Company´s auditor. The auditor has notified that Anna Rozhdestvenskaya will act as a chief auditor.

Number of shares and votes in the Company

The total number of shares in the Company at the time of issuance of this notice is 44,394,844. The Company does not hold any of its own shares.

Shareholders’ right to request information

Pursuant to Chapter 7 section 32 of the Swedish Companies Act (Sw. aktiebolagslagen (205:551)), the board of directors and the Chief Executive Officer are under a duty to, if any shareholder so requests and the board of directors deems that it can be made without material damage to the Company, at the meeting provide information, regarding circumstances, which may affect the assessment of a matter on the agenda or of the Company’s economic situation. Such duty to provide information also comprises the Company’s relation to the other group companies, the consolidated financial statements and such circumstances regarding subsidiaries which are set out in the foregoing sentence.

Documentation

The financial accounts, auditor’s report, complete proposals and other documents to be dealt with at the annual general meeting will become available at the Company’s office not later than three (3) weeks before the meeting. The documents will be sent free of charge to shareholders who so request and state their postal address. The documents will also be made available not later than the aforementioned date on the Company’s website www.ecowavepower.com. All the above-mentioned documents will also be presented at the annual general meeting.

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Stockholm, May 2023

The board of directors

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